FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Trbovich, Jr., Nicholas D.	2. Issuer Name and Ticker or Trading Symbol Servotronics, Inc. (SVT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 1110 Maple Street, P.O. Box 300	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/11/03
(Street) Elma, NY 14059-0300		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/17/03		L	V	1,000	A	$2.35	15,814(1)	D
Common Stock								68,623.849(2)	I	By ESOT
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options (Right to Buy)	$8.50	3/24/98						(3)	3/23/08	Common Stock	12,600		12,600	D
Options (Right to Buy)	$8.50	3/24/98						(4)	3/23/08	Common Stock	5,800		5,800	D
Options (Right to Buy)	$3.8125	7/7/00						(4)	7/6/10	Common Stock	18,400		18,400	D
Options (Right to Buy)	$4.38	9/6/01						(5)	9/6/11	Common Stock	24,000		24,000	D
Options (Right to Buy)	$2.045	4/11/03		A		27,000		(5)	4/10/13	Common Stock	27,000		27,000	D

Explanation of Responses:

(1) Does not include the shares reported by the reporting person's father, Dr. Nicholas D. Trbovich, who files Section 16(a) reports under his own name.
(2) These shares include shares held by Dr. Nicholas D. Trbovich and Michael Trbovich, respectively father and brother of the reporting person, that the reporting person is required to report pursuant to Rule 16a-8(b)(2). The reporting person disclaims beneficial interest of the 41,595.975 shares allocated to his father's ESOT account and 7,141.412 shares allocated to his brother's ESOT account.
(3) This option to purchase 12,600 shares was exercisable for 3,150 shares on September 24, 1998; March 24, 1999 and 2000; and March 23, 2001.
(4) Exercisable one year after the Transaction Date.
(5) Exercisable six months after the Transaction Date.

By: /s/ Nicholas D. Trbovich, Jr. Nicholas D. Trbovich, Jr. **Signature of Reporting Person	4/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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